UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Crdentia Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

225235308
(CUSIP Number)

David Tang, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111-4024
(415) 434-1600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.		MedCap Management & Research LLC
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions)	OO
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
	6. Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	22,312,332
	8. Shared Voting Power	0
	9. Sole Dispositive Power	22,312,332
	10. Shared Dispositive Power	0
	11. Aggregate Amount Beneficially Owned by Each Reporting Person	22,312,332
	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	13. Percent of Class Represented by Amount in Row (11)	38.8%
	14. Type of Reporting Person (See Instructions)	IA

1. Names of Reporting Persons.		MedCap Partners L.P.
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions)	WC
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
	6. Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	16,958,837
	8. Shared Voting Power	0
	9. Sole Dispositive Power	16,958,837
	10. Shared Dispositive Power	0
	11. Aggregate Amount Beneficially Owned by Each Reporting Person	16,958,837
	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	13. Percent of Class Represented by Amount in Row (11)	30.4%
	14. Type of Reporting Person (See Instructions)	PN

1. Names of Reporting Persons.		MedCap Master Fund, L.P.
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions)	WC
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
	6. Citizenship or Place of Organization	Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	5,353,495
	8. Shared Voting Power	0
	9. Sole Dispositive Power	5,353,495
	10. Shared Dispositive Power	0
	11. Aggregate Amount Beneficially Owned by Each Reporting Person	5,353,495
	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	13. Percent of Class Represented by Amount in Row (11)	9.6%
	14. Type of Reporting Person (See Instructions)	PN

1. Names of Reporting Persons.		C. Fred Toney
	2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Source of Funds (See Instructions)	PF
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
	6. Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power	27,812,332
	8. Shared Voting Power	0
	9. Sole Dispositive Power	27,812,332
	10. Shared Dispositive Power	0
	11. Aggregate Amount Beneficially Owned by Each Reporting Person	27,812,332
	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	13. Percent of Class Represented by Amount in Row (11)	47.7%
	14. Type of Reporting Person (See Instructions)	IN, HC

This Amendment No. 13 to Schedule 13D regarding Crdentia Corp. (the “Issuer”) amends and restates Amendment No. 12 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2008 by MedCap Partners L.P. (“MedCap”), Medcap Master Fund, L.P. (“Medcap Master”), MedCap Management & Research LLC (“MMR”) and C. Fred Toney (“Toney”).

Item 1.    Security and Issuer

This Schedule 13D (this “Schedule”) relates to shares of the common stock, par value $0.0001 (the “Common Stock”), of the Issuer.  The principal executive office of the Issuer is 5001 LBJ Freeway, Suite 850, Dallas, TX 75244.

Item 2.    Identity and Background

This Schedule is filed on behalf of MedCap, MedCap Master, MMR and Toney, each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107.  Toney is the Chairman of the Issuer’s Board of Directors.

MedCap is an investment limited partnership, whose general partner is MMR. MMR is also the general partner and investment manager of MedCap Master, an investment limited partnership.  MedCap Master is a “master fund” and contains substantially all of the assets of a “feeder fund,” MedCap Partners Offshore, Ltd. (“MedCap Offshore”).  MMR is an investment adviser registered under the laws of the State of California.  Toney is MMR’s sole managing member.

None of MedCap, MedCap Master, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of MedCap, MedCap Master, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MedCap is a Delaware limited partnership, MedCap Master is a Cayman Islands exempted limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

The source of funds used to acquire the Common Stock and warrants to purchase Common Stock described in Item 5(c)  was working capital of MedCap in the amount of approximately $375,000 and of MedCap Master in the amount of approximately $375,000.

Item 4.    Purpose of Transaction

The acquisitions of  Common Stock described in Item 5(c) were made for investment purposes.

Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)
MedCap beneficially owns 16,958,837 shares of the Issuer’s Common Stock, including warrants exercisable for up to 1,816,6☺67 shares.  The percentage of the Issuer’s Common Stock beneficially owned by MedCap for the purpose of this Schedule is 30.4%.

MedCap Master beneficially owns 5,353,494 shares of the Issuer’s Common Stock, including warrants exercisable for up to 1,683,333 shares.  The percentage of the Issuer’s Common Stock beneficially owned by MedCap for the purpose of this Schedule is 9.6%.

Toney holds 4,666,667 shares of the Issuer’s Common Stock and warrants exercisable for up to 833,333 shares personally.

MMR, as general partner and investment manager of MedCap and MedCap Master, and Toney, as the sole managing member of MMR, may be deemed to beneficially own the shares owned by MedCap and MedCap Master in that they may be deemed to have the power to direct the voting or disposition of the shares.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities, and MMR and Toney disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein.  The percentage of Common Stock beneficially owned by MMR for the purposes of this Schedule is 38.8% and by Toney for the purposes of this Schedule is 47.7%.

The calculation of percentage of beneficial ownership in Item 13 of pages 2, 3, 4 and 5 is based on an assumed 54,007,129 shares outstanding as of July 9, 2008.  This assumed number was derived from (i) the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 15, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of May 12, 2008 was 50,673,796 shares; and (ii) the Issuer’s Current Report on Form 8-K, filed with the Commission on July 10, 2008, in which the Issuer announced the issuance and sale of 3,333,333 shares of its Common Stock in a private placement to certain investors, including MedCap and MedCap Master (see Item 5(c) below) (the “July 2008 Private Placement”).

(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated herein by reference.

(c)
On July 9, 2008, MedCap purchased 1,250,000 shares of the Issuer’s Common Stock and 625,000 warrants to purchase Common Stock in the July 2008 Private Placement with the Issuer for $0.30 per share. The warrants have an exercise price of $0.35 per share.

On July 9, 2008, MedCap Master purchased 1,250,000 shares of the Issuer’s Common Stock and 625,000 warrants to purchase Common Stock in the July 2008 Private Placement with the Issuer for $0.30 per share. The warrants have an exercise price of $0.35 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issued upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of certain warrants.

MedCap is a party to two Secured Promissory Notes issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation (collectively, the “Issuer’s subsidiaries”) to MedCap (the “Secured Promissory Notes”).  The Issuer obtained a $500,000 loan from MedCap on November 15, 2005 and a $1,500,000 loan from MedCap on November 18, 2005 to fund working capital needs.  No equity securities and no securities exercisable, convertible or exchangeable for equity securities were issued in connection with the loans which were evidenced by the Secured Promissory Notes.  In connection with the loans, MedCap, the Issuer and the Issuer’s subsidiaries were parties to an Amended and Restated Security Agreement pursuant to which MedCap was granted a subordinate security interest in all of the assets and property of the Issuer and the Issuer’s subsidiaries.  The Amended and Restated Security Agreement imposes various restrictions on the activities of the Iasuer and the Issuer’s subsidiaries and includes events of default (with grace periods, as applicable).

MedCap and the Issuer are parties to a Securities Purchase Agreement dated as December 30, 2005 pursuant to which the Issuer issued 335,370 shares of its common stock to MedCap in consideration for the cancellation of the principal and all accrued interest under the Secured Promissory Notes.  The shares were sold in a private transaction at a price of $6.00 per share. In connection with the Securities Purchase Agreement, the Issuer and MedCap entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale on a registration statement the shares acquired by MedCap under the Securities Purchase Agreement.

MedCap and the Issuer are parties to a Subscription Agreement dated March 3, 2006, pursuant to which the Issuer sold 25,000 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

MedCap and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 13,750 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

MedCap Master and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 11,250 shares of its Common Stock to MedCap Master at a price of $8.00 per share in a private transaction.

MedCap and the Issuer are parties to a Subscription Agreement dated April 3, 2006, pursuant to which the Issuer sold 58,333 shares of its Common Stock to MedCap at a price of $6.00 per share in a private transaction.

Toney, MedCap and MedCap Master are parties to a Securities Purchase Agreement and a Registration Rights Agreement, each dated as of January 25, 2007 (and subsequently amended as of February 22, 2007, March 6, 2007, April 5, 2007 and May 3, 2007), between the Issuer and certain investors (including Toney, MedCap and MedCap Master), for the private placement of up to 8,333,333 shares of the Issuer’s Common Stock at a purchase price of $0.60 per share.  Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to cause a resale registration statement covering the shares to be filed within 30 days after the final closing date.

 MedCap, MedCap Master and Toney are parties to a Securities Purchase Agreement dated as of October 26, 2007, between the Issuer and certain investors, for the private placement of up to 15,666,667 shares of the Issuer’s Common Stock at a purchase price of $0.30 per share and warrants to purchase up to 7,833,333 shares of  the Issuer’s Common Stock, which are immediately exercisable and have an exercise price of $0.35 per share (the “October 2007 Private Placement”).

In connection with the initial closing of the October 2007 Private Placement, the Issuer entered into a Registration Rights Agreement dated as of October 26, 2007 with the investors in the October 2007 Private Placement, including MedCap, MedCap Master and Toney.  On December 5, 2007, the Issuer and a majority in interest of the investors in the October 2007 Private Placement, including MedCap, MedCap Master and Toney entered into an Amendment to Registration Rights Agreement and Waiver of Registration Rights, each dated as of December 5, 2007 and effective as of November 30, 2007, between the Issuer and certain investors. Pursuant to the Amendment to Registration Rights Agreement, the Issuer is no longer required to register the shares of Common Stock issuable upon exercise of the warrants issued in the October 2007 Private Placement.  In addition, pursuant to the Waiver of Registration Rights MedCap, MedCap Master, Toney and certain other investors waived certain of their rights to register all of the shares of Common Stock acquired by them in the October 2007 Private Placement.

MedCap and MedCap Master are parties to a Securities Purchase Agreement dated as of July 2, 2008, between the Issuer and certain investors, for the private placement of up to 3,333,333 shares of the Issuer’s Common Stock at a purchase price of $0.30 per share and warrants to purchase up to 1,666,667 shares of  the Issuer’s Common Stock, which are immediately exercisable and have an exercise price of $0.35 per share.

Item 7.     Material to Be Filed as Exhibits

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
2.
Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference).

3.
Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the “Letter Agreement”) (included as Exhibit 3 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference).

4.
Amendment to Letter Agreement, dated May 2, 2005, between the Issuer and MedCap (included as Exhibit 4 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 6 filed with the Commission on May 10, 2005 and incorporated herein by reference).

5.
Secured Promissory Note, dated November 15, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

6.
Secured Promissory Note, dated November 18, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

7.
Amended and Restated Security Agreement, dated November 18, 2005, by and among the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, GHS Acquisition Corporation and MedCap (included as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

8.
Securities Purchase Agreement dated as of December 30, 2005 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on January 6, 2006 and incorporated herein by reference).

9.
Registration Rights Agreement dated as of January 6, 2006 by and between the Issuer and certain investors listed on the signature pages thereto (included as Exhibit 10.5 to the Issuer’s Form 8-K filed with the Commission on January 10, 2006 and incorporated herein by reference).

10.
Subscription Agreement dated March 3, 2006 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on March 7, 2006 and incorporated herein by reference).

11.
Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap (included as Exhibit 11 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

12.
Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap Master (included as Exhibit 12 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

13.
Letter dated March 13, 2006, from the Board of Directors of the Issuer to Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of the Issuer, in connection with the Offer to Exchange Series C Preferred Stock and Warrants to Purchase Series B-1 and Series C Preferred Stock in which the Issuer agreed to register the shares of Common Stock issued pursuant to the Exchange on a suitable form and substantially in compliance with the existing registration rights agreement covering the Series C Stock and Series C Warrants within 60 days of the completion of the Exchange Offer and to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer (included as Exhibit 13 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

14.
Subscription Agreement dated April 3, 2006 by and between the Issuer and MedCap (included as Exhibit 14 to MedCap’s, MMR’s and Toney’s Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

15.
Securities Purchase Agreement dated as of January 25, 2007 by and among the Issuer and the investors identified on the signature pages thereto (including Toney, MedCap and MedCap Master) for the private placement of up to 8,333,333 shares of the Issuer’s Common Stock at a purchase price of $0.60 per share (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference) and subsequently amended as of February 22, 2007 to allow for multiple closings through March 15, 2007, on March 6, 2007 to allow for multiple closings through April 6, 2007, on April 5, 2007 to allow for multiple closings through April 30, 2007, and on May 3, 2007 to allow for multiple closings through May 25, 2007, (as previously reported on Current Reports on Forms 8-K filed with the Commission on January 29, 2007, February 8, 2007, March 6, 2007, March 30, 2007, April 18, 2007, April 30, 2007, May 9, 2007 and May 25, 2007, each incorporated herein by reference).

16.
Registration Rights Agreement dated as of January 25, 2007 by and among the Issuer and the investors identified on the signature pages thereto (including Toney, MedCap and MedCap Master) (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference) and subsequently amended as of February 22, 2007 to allow for multiple closings through March 15, 2007, on March 6, 2007 to allow for multiple closings through April 6, 2007, on April 5, 2007 to allow for multiple closings through April 30, 2007, and on May 3, 2007 to allow for multiple closings through May 25, 2007, (as previously reported on the Issuer’s Current Reports on Forms 8-K filed with the Commission on January 29, 2007, February 8, 2007, March 6, 2007, March 30, 2007, April 18, 2007, April 30, 2007, May 9, 2007 and May 25, 2007, each incorporated herein by reference).

17.
Securities Purchase Agreement dated as of October 26, 2007 by and among the Issuer and the investors identified on the signature pages thereto (including MedCap, MedCap Master and Toney) for the private placement of up to 15,666,667 shares of the Issuer’s Common Stock at a purchase price of $0.30 per share and warrants to purchase up to 7,833,333 shares of the Issuer’s Common Stock at an exercise price of $0.35 per share (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on October 29, 2007 and incorporated herein by reference).

18.
Registration Rights Agreement, by and among the Issuer and the investors identified on the signature pages thereto (including MedCap, MedCap Master and Toney), dated as of October 26, 2007 (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on October 29, 2007 and incorporated herein by reference).

19.
Amendment to Registration Rights Agreement, by and among the Issuer and the investors identified on the signature pages thereto (including MedCap, MedCap Master and Toney), dated as of December 5, 2007 and effective November 30, 2007 (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on December 7, 2007 and incorporated herein by reference).

20.
Waiver of Registration Rights, by and among the Issuer and the investors identified on the signature pages thereto (including MedCap, MedCap Master and Toney), dated as of December 5, 2007 and effective November 30, 2007 (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on December 7, 2007 and incorporated herein by reference).

21.
Securities Purchase Agreement dated as of July 2, 2008 by and among the Issuer and the investors identified on the signature pages thereto (including MedCap and , MedCap Master) for the private placement of up to 3,333,333 shares of the Issuer’s Common Stock at a purchase price of $0.30 per share and warrants to purchase up to 1,666,667 shares of the Issuer’s Common Stock at an exercise price of $0.35 per share (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on July 10, 2008 and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of each of the undersigned’s respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date	July 18, 2008

/s/ C. Fred Toney
Signature
Print Name	C. FRED TONEY

MEDCAP PARTNERS L.P. By its general partner MedCap Management & Research LLC		MEDCAP MANAGEMENT & RESEARCH LLC
By: /s/ C. Fred Toney		By: /s/ C. Fred Toney
Print Name	C. Fred Toney	Print Name	C. Fred Toney
Title	Managing Member	Title	Managing Member

MEDCAP MASTER FUND, L.P. By its general partner MedCap Management & Research LLC
By: /s/ C. Fred Toney
Print Name	C. Fred Toney
Title	Managing Member

EXHIBITS LIST

Exhibit 1                          Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, as to the common stock of  Crdentia Corp.  For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date July 18, 2008
/s/ C. Fred Toney
Signature
Print Name C. FRED TONEY

MEDCAP PARTNERS L.P. By its general partner MedCap Management & Research LLC	MEDCAP MANAGEMENT & RESEARCH LLC
By: /s/ C. Fred Toney	By: /s/ C. Fred Toney
Print Name C. Fred Toney	Print Name C. Fred Toney
Title Managing Member	Title Managing Member

MEDCAP MASTER FUND, L.P. By its general partner MedCap Management & Research LLC
By: /s/ C. Fred Toney
Print Name	C. Fred Toney
Title	Managing Member